SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Positive results published for new Alzheimer’s Disease treatment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)
By	/s/ Geoffrey Kempler Geoffrey Kempler, Executive Chairman

Date: December 16 , 2003

Positive results published for new Alzheimer’s Disease treatment

Melbourne, Australia—December 16, 2003— Australian drug development company Prana Biotechnology Limited (Nasdaq: PRAN; ASX: PBT) today released the results of a pilot Phase 2 clinical trial showing that treatment with its drug PBT-1 (clioquinol) for Alzheimer’s Disease slowed progression of cognitive decline in a group of patients with moderate to severe disease. The findings were published in Archives of Neurology on December 15, 2003.

When compared to patients treated with placebo, those receiving PBT-1 experienced improved cognitive performance, together with a significant lowering in plasma of the key marker of Alzheimer’s disease, the amyloid beta protein. Treatment with PBT-1 was administered to patients and was found to be well tolerated.

The study, performed through the Mental Health Research Institute in Melbourne (MHRI), enrolled 36 patients who were assessed for indicators of cognitive performance such as memory, orientation, language, attention and reasoning using a cognitive score on the Alzheimer’s Disease Assessment Scale, the so-called ADAS-cog score. The scores range from 0 to 70. A healthy normal adult has a very low score but as dementia progresses, the score increases.

Eighteen of the patients were assigned to placebo and 18 received Prana’s Alzheimer’s Disease drug, PBT-1, the first of Prana’s metal protein attenuating compounds (MPACs) to be developed for Alzheimer’s Disease. PBT-1 is a chemical that binds zinc and copper, and has been shown to lower the levels of amyloid beta and the associated toxicity in the brains of transgenic mice used as a model of Alzheimer’s Disease.

The more affected patients entering Prana’s pilot clinical trial (ie those with higher ADAS-cog scores) showed an average deterioration in score at 24 weeks of about 1.5 points on PBT-1 and about 8.9 on placebo, a difference of 7.4 in favor of PBT-1.

Generally, untreated patients with mild to moderate disease could be expected to gain six to 12 points in their ADAS-cog score over 12 months. A panel convened by the US Food and Drug Administration deemed that an improvement of four points would be clinically significant.

“It is extremely encouraging to see findings like this in a clinical setting,” said Professor Colin Masters, a Director of Prana based at the University of Melbourne and the MHRI. Professor Masters jointly discovered the association between metals and aggregated proteins in the brains of patients with Alzheimer’s Disease.

“We designed the trial to detect only conspicuous effects on cognition, and that was exactly what we were able to show. In addition, we showed decreased blood levels of amyloid beta, the major protein associated with plaques in the brain. This is the first time any drug has been shown to lower blood levels of this indicator of Alzheimer’s Disease,” he said.

Professor Masters added: “It is also heartening that the drug appears to be well tolerated. To date, ten patients who elected to continue taking PBT-1 at completion of the formal 36-week period of the trial have completed 18 months of treatment with no clinically significant adverse events attributable to the treatment.”

There is currently no cure for Alzheimer’s Disease. It is estimated to affect between 80,000 and 120,000 Australians, a figure that is likely to increase significantly with the aging of the population. The most widespread treatment is a drug called Aricept that acts by improving the transmission of a particular type of nerve in the brain. The clinical trials of Aricept showed a difference at 24 weeks of about three points between active treatment and placebo.

“This pilot Phase 2 trial has broad significance” said Geoffrey Kempler, Executive Chairman of Prana Biotechnology. “Our technology platform is based on a proprietary understanding of the biochemistry and chemistry of protein-metal interactions and how these influence neurodegenerative diseases. This trial gives strong support to the use of our MPACs in further trials.”

About Prana:

Prana is a Melbourne-based biotechnology established in 1997 to commercialize research into Alzheimer’s disease and other major age-related degenerative disorders (Nasdaq: PRAN; ASX: PBT). Prana’s technology was discovered by the company’s researchers at prominent international institutions including Massachusetts General Hospital at Harvard Medical School, the University of Melbourne and the Mental Health Research Institute in Melbourne.

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Contacts:

Media	Investor	Company

Ivette Almeida The Anne McBride Co Phone: 212-983-1702 x 209 ivette.almeida@annemcbride.com	Steven Silver The Anne McBride Co Phone: 212-983-1702 x 212 silver@annemcbride.com	Mr Geoffrey Kempler, Executive Chairman, Prana Phone: +61 3 9690 7892 gkempler@pranabio.com